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                            December 12, 2023

       Michael Carotenuto
       Chief Financial Officer
       Cambridge Bancorp
       1336 Massachusetts Avenue
       Boston, MA 02138

                                                        Re: Cambridge Bancorp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarter ended September 30, 2023
                                                            File No. 001-38184

       Dear Michael Carotenuto:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

       Market Risk and Asset Liability Management, page 50

   1. We note the statement on page 50 that various reports are "compared to limits established
                                                        by the Company   s ALCO
policies and appropriate adjustments may be made if the results are outside the
established limits." Please revise future filings to include a materially complete description of
how you seek to manage risks due to changes in interest rates and other material impacts
on your operational facts and circumstances, including any
                                                        management or corporate
governance controls or procedures for identifying and
                                                        responding to rapid
changes in interest rates due to or as a result of exogenous or unknown factors. For
example, it is unclear if the 18.9% decrease in the economic value of equity referenced on
page 51 was outside established limits. Please clarify the ALCO-
                                                        approved limits and,
with a view to disclosure, advise us of the extent to which the ALCO has approved risk
profiles that do not conform to management and Board risk tolerances.
                                                        Clarify the extent to
which such limits and other policies and controls have been changed due to the economic and
other developments referenced elsewhere.
 Michael Carotenuto
Cambridge Bancorp
December 12, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameMichael Carotenuto                      Sincerely,
Comapany NameCambridge Bancorp
                                                          Division of
Corporation Finance
December 12, 2023 Page 2                                  Office of Finance
FirstName LastName